FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

 April 12, 2007

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On April 10, 2007, Syneron Medical Ltd. (the "Company") issued a press release announcing the Company's participation in the ASLMS annual meeting on April 11-15 and the presentation of 10 studies on Syneron's equipment using its proprietary elos technology.  The press release included 4 pictures from one study showing the results of Syneron treatment on age spots on hand skin after a 3.5 year follow-up.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559).

The following document is attached hereto and incorporated by reference herein:

Exhibit 99.1	Press release dated April 10, 2007, titled " Syneron elos(TM) Technology Featured in 6 Presentations at 2007 Annual Meeting of the American Society for Laser Medicine and Surgery."

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd.

By: /S/ David Schlachet

David Schlachet
Chief Executive Officer

Date: April 12, 2007